FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 February 2008

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.	Condensed Accounts for the period ended 31 December 2007

2.	Management Commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Craig Mulholland
Craig Mulholland
Company Secretary

Dated:	20 February 2008

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the period ended 31 December 2007 (unaudited)

	notes	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2007 $m
(Dollars in millions, except per share amounts)		2007 $m	2006 $m	2007 $m	2006 $m
Operating revenues and other gains
Local service		299	268	590	539	1,084
Calling	2	302	338	606	693	1,336
Interconnection		45	47	90	96	187
Mobile		214	230	433	456	895
Data		163	134	323	275	561
Broadband and internet		137	121	266	240	485
IT services		102	96	198	181	380
Other operating revenues	2	155	154	321	316	634
Other gains	3	—	—	—	20	20

		1,417	1,388	2,827	2,816	5,582

Operating expenses
Labour		(230)	(188)	(437)	(391)	(773)
Intercarrier costs		(311)	(319)	(617)	(645)	(1,220)
Other operating expenses		(423)	(404)	(838)	(803)	(1,603)
Other expenses	3	—	(43)	—	(43)	(52)

Earnings before interest, taxation, depreciation and amortisation		453	434	935	934	1,934

Depreciation		(136)	(125)	(271)	(240)	(500)
Amortisation		(45)	(32)	(90)	(73)	(152)

Earnings before interest and taxation		272	277	574	621	1,282

Interest income		21	6	63	11	59
Interest expense and other finance costs		(62)	(72)	(125)	(144)	(289)
Share of associates’ losses		—	—	(1)	—	(3)

Earnings before income tax		231	211	511	488	1,049

Income tax expense		(59)	(6)	(114)	(89)	(205)

Earnings from continuing operations		172	205	397	399	844

Earnings from discontinued operations, net of tax	9	—	24	—	55	2,183

Net earnings for the period		172	229	397	454	3,027

Net earnings attributable to equity holders of the Company		171	228	396	452	3,024
Net earnings attributable to minority interests		1	1	1	2	3

		172	229	397	454	3,027

Basic net earnings per share (in cents)		9 ¢	11 ¢	21 ¢	23 ¢	152 ¢
Diluted net earnings per share (in cents)		9 ¢	11 ¢	20 ¢	23 ¢	150 ¢

Basic and diluted earnings per share from continuing operations (in cents)		9 ¢	10 ¢	21 ¢	20 ¢	42 ¢
Weighted average number of ordinary shares outstanding (in millions)		1,825	1,987	1,915	1,978	1,990

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the period ended 31 December 2007 (unaudited)

	note	Six months ended 31 December		Year ended 30 June 2007 $m
(Dollars in millions)		2007 $m	2006 $m
Equity at the beginning of the period		3,604	1,062	1,062
Translation of foreign operations		40	(88)	(120)
Hedge of net investment		(7)	35	38
Revaluation of listed investments		2	—	11
Cash flow hedges		81	(7)	(8)

Total income/(loss) recognised directly in equity		116	(60)	(79)
Net earnings for the period		397	454	3,027

Total recognised income and expenses		513	394	2,948

Dividends	4	(476)	(424)	(739)
Tax credit on supplementary dividends		53	48	83
Dividend reinvestment plan	4	151	131	249
Exercise of share options		—	—	1
Share cancellation		(21)	—	—
Employee share schemes		4	(4)	—
Capital reduction		(1,113)	—	—

Equity at the end of the period		2,715	1,207	3,604

Total recognised income and expenses for the period is attributable to:
Equity holders of the company		512	392	2,945
Minority interests		1	2	3

		513	394	2,948

Equity consists of:
Contributed capital		1,297	2,150	2,270
Revaluation reserve		13	—	11
Foreign currency translation reserve		(33)	(37)	(66)
Hedge reserve		37	(43)	(44)
Deferred compensation		9	12	15
Retained earnings		1,387	(880)	1,412

Total equity attributed to equity holders of the Company		2,710	1,202	3,598
Minority interests		5	5	6

Total equity		2,715	1,207	3,604

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 December 2007 (unaudited)

	31 December		30 June 2007 $m
(Dollars in millions)	2007 $m	2006 $m
ASSETS
Current assets:
Cash	1,066	284	1,969
Short-term investments	77	69	70
Receivables and prepayments	1,006	927	953
Short-term derivative assets	19	17	8
Taxation recoverable	14	41	8
Inventories	93	87	71

Total current assets	2,275	1,425	3,079

Non-current assets:
Long-term investments	528	471	494
Deferred tax asset	30	29	27
Long-term derivative assets	78	39	68
Intangibles	976	777	927
Property, plant and equipment	3,706	3,400	3,681

Total non-current assets	5,318	4,716	5,197

Total assets	7,593	6,141	8,276

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	952	933	1,000
Short-term derivative liabilities	238	196	68
Short-term provisions	27	—	34
Debt due within one year	1,290	573	488

Total current liabilities	2,507	1,702	1,590

Non-current liabilities:
Deferred tax liability	156	75	93
Long-term derivative liabilities	308	477	577
Long-term provisions	13	—	8
Long-term debt	1,894	2,680	2,404

Total non-current liabilities	2,371	3,232	3,082

Total liabilities	4,878	4,934	4,672

Equity:
Share capital	1,297	2,150	2,270
Reserves	26	(68)	(84)
Retained earnings	1,387	(880)	1,412

Total equity attributed to equity holders of the Company	2,710	1,202	3,598
Minority interest	5	5	6

Total equity	2,715	1,207	3,604

Total liabilities and equity	7,593	6,141	8,276

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the period ended 31 December 2007 (unaudited)

	note	Six months ended 31 December		Year ended 30 June 2007 $m
(Dollars in millions)		2007 $m	2006 $m
Cash flows from operating activities
Cash received from customers		2,682	2,941	5,726
Interest income		71	9	38
Payments to suppliers and employees		(1,893)	(2,055)	(3,706)
Income tax paid		(32)	(83)	(147)
Interest paid on debt		(133)	(133)	(279)
Dividend income		44	—	19

Net cash flow from operating activities	5	739	679	1,651

Cash flows from investing activities
Sale of property, plant and equipment		1	1	10
Purchase of short-term investments, net		(7)	(15)	(7)
Sale of subsidiary companies, net of cash sold		—	27	2,163
Purchase of subsidiary companies, net of cash acquired		—	—	(347)
Purchase of long-term investments		—	(3)	(4)
Repayment of advance to associate		—	77	85
Purchase of property, plant and equipment and intangibles		(422)	(418)	(861)
Capitalised interest paid		(7)	(6)	(11)

Net cash flow from investing activities		(435)	(337)	1,028

Cash flows from financing activities
Proceeds from long-term debt		—	376	376
Capital repurchased		(1,134)	—	—
Repayment of long-term debt		—	(242)	(706)
Settlement of derivatives		(12)	40	62
Proceeds from/(repayment of) short-term debt, net		262	(95)	(87)
Dividends paid		(323)	(292)	(497)

Net cash flow from financing activities		(1,207)	(213)	(852)

Net cash flow		(903)	129	1,827
Opening cash position		1,969	155	155
Foreign exchange movement		—	—	(13)

Closing cash position		1,066	284	1,969

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants.

These financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2007. The financial statements for the six months ended 31 December 2007 are unaudited.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

NOTE 2 REVENUE

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2007 $m
(Dollars in millions)	2007 $m	2006 $m	2007 $m	2006 $m
Calling
National	185	204	369	418	816
International	107	123	215	252	472
Other	10	11	22	23	48

	302	338	606	693	1,336

Other operating revenues
Resale	91	102	184	212	399
Dividends	20	—	44	—	18
Equipment	8	12	19	26	52
Miscellaneous other	36	40	74	78	165

	155	154	321	316	634

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS AND EXPENSES

	Three months ended 31 December		Six months ended 31 December		Year ended 30 June 2007 $m
(Dollars in millions)	2007 $m	2006 $m	2007 $m	2006 $m
Other gains
Gain on sale of TSCL	—	—	—	20	20

	—	—	—	20	20

Other expenses
Restructuring costs	—	27	—	27	36
Provision for billing issues	—	16	—	16	16

	—	43	—	43	52

Other gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom completed the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Other expenses

Restructuring costs

Restructuring costs totalling $36 million were recognised in 2007 ($27 million in the three and six months ended 31 December 2006) as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues was recognised during 2007. The provision covered the cost of investigating and resolving those issues

NOTE 4 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the six months ended 31 December 2007, 37,077,336 shares with a total value of $151 million were issued in lieu of a cash dividend (six months ended 31 December 2006: 31,808,970 shares with a total value of $131 million; year ended 30 June 2007: 56,809,102 shares with a total value of $249 million).

Declaration of Dividend

On 7 February 2008, the Board of Directors approved the payment of a second quarter dividend of $128 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 DIVIDENDS AND EQUITY (continued)

Shares Cancellations

Telecom paid amounts owing under the capital reduction in October 2007 for shares that were cancelled in September 2007. The total of the payments to shareholders in respect of the 228 million cancelled shares was $1,113 million.

In addition 4,965,000 shares with a market value of $21 million were purchased and cancelled to negate the dilutive impact of the first quarter dividend reinvestment plan.

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June 2007 $m
	2007	2006
(Dollars in millions)	$m	$m
Net earnings attributable to shareholders	396	452	3,024
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	361	317	658
Bad and doubtful accounts	18	18	40
Deferred income tax	57	(40)	(20)
Share of associates’ losses and minority interest	2	2	6
Gain on sale of subsidiaries	—	(20)	(2,104)
Non-cash expenses	—	43	40
Other	(15)	1	18

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Increase in accounts receivable and related items	(65)	(10)	(23)
Increase in inventories	(21)	(35)	(19)
Increase in current taxation	25	66	119
Decrease in accounts payable and related items	(19)	(115)	(88)

Net cash flows from operating activities	739	679	1,651

NOTE 6 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in mid-calendar year 2008.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs. The trial of this matter concluded in September 2007 and Telecom is awaiting a judgement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 CONTINGENCIES (continued)

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audio text business in the 1990s. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim. Telecom’s application to strike out all but one of the causes of action was unsuccessful. In a judgement dated 14 November 2007 the court of appeal dismissed Telecom’s appeal. Telecom has decided not to appeal the judgement and is now processing towards trial of the substantive matter. Telecom are also continuing to progress settlement discussions with Sintel.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audio text business in the late 1990s. The total claim is for approximately US$20 million. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom. The parties are working towards mediation in 2008. A fixture has been allocated for August 2008.

The Commerce Commission has advised that it intends to prosecute Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom has no details yet as to the specific charges to be brought and therefore cannot quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

NOTE 7 SEGMENTAL REPORTING

For the six months ended 31 December 2007

(Dollars in millions)	NZ Business $m	NZ Consumer $m	NZ Technology and Enterprises $m	Australian Operations $m	International $m	Total operating segments $m
External revenue	892	818	210	719	139	2,778
Internal revenue	—	—	21	8	107	136

Total revenue	892	818	231	727	246	2,914

Segment result	491	517	(430)	(22)	37	593

For the six months ended 31 December 2006

(Dollars in millions)	NZ Business $m	NZ Consumer $m	NZ Technology and Enterprises $m	Australian Operations $m	International $m	Total operating segments $m
External revenue	900	864	193	672	162	2,791
Internal revenue	2	—	12	8	106	128

Total revenue	902	864	205	680	268	2,919

Segment result	521	554	(416)	(19)	31	671

The segmental information for 2006 is restated as previously International, Yellow Pages Group and Corporate were grouped together and presented as other.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 SEGMENTAL REPORTING (continued)

Reconciliation from segment result to net earnings from continuing operations

	Six months ended 31 December
(Dollars in millions)	2007 $m	2006 $m
Segment result	593	671
Unallocated Corporate income and expenses	(19)	(50)
Interest income	63	11
Interest expense and other finance costs	(125)	(144)
Share of associates’ net losses	(1)	—
Income tax expense	(114)	(89)

Net earnings from continuing operations	397	399

Reconciliation from segmental external revenue to operating revenues and other gains

	notes	Six months ended 31 December
(Dollars in millions)		2007 $m	2006 $m
Segmental external revenue		2,778	2,791
Dividends	2	44	—
Other gains	3	—	20
Other unallocated Corporate revenue		5	5

Operating revenues and other gains		2,827	2,816

NOTE 8 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $m	EBITDA* $m	Earnings before interest and tax $m	Net earnings for the period $m	Basic net earnings per share ¢
Three months ended:
30 September 2007	1,410	482	302	225	11	¢
31 December 2007	1,417	453	272	172	9	¢

Six months ended 31 December 2007	2,827	935	574	397	21	¢

Three months ended:
30 September 2006	1,428	500	344	225	11	¢
31 December 2006	1,388	434	277	229	11	¢
31 March 2007	1,358	507	344	239	12	¢
30 June 2007	1,408	493	317	2,334	116	¢

Year ended 30 June 2007	5,582	1,934	1,282	3,027	152	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Net earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 YELLOW PAGES GROUP

The Yellow Pages Group was sold in April 2007 and is presented as a discontinued operation. The operating results for the Yellow Pages Group are shown below.

(Dollars in millions, except per share amounts)	Three months ended 31 December 2006 $m	Six months ended 31 December 2006 $m	Year ended 30 June 2007 $m
Operating revenues	60	132	232
Operating expenses
Labour	(10)	(21)	(33)
Other operating expenses	(13)	(29)	(53)
Depreciation	(1)	(1)	(2)
Amortisation	(2)	(3)	(4)

Earnings before taxation	34	78	140
Income tax expense	(10)	(23)	(41)

Earnings after taxation	24	55	99
Gain on sale of discontinued operations	—	—	2,084

Earnings from discontinued operations	24	55	2,183

Basic earnings per share (in cents)	1 ¢	3 ¢	110 ¢
Diluted earnings per share (in cents)	1 ¢	3 ¢	108 ¢

MANAGEMENT COMMENTARY

8 February 2008

Results for the six months ended 31 December 2007

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

For the six months ended 31 December 2007 Telecom reported earnings from continuing operations of $397 million compared to earnings from continuing operations of $399 million for the six months ended 31 December 2006. For the quarter ended 31 December 2007 (“Q2 2007-08”) Telecom reported earnings from continuing operations of $172 million compared to earnings from continuing operations of $205 million for the quarter ended 31 December 2006 (“Q2 2006-07”). The results from continuing operations exclude the results of the Yellow Pages Group which was sold in April 2007 but include interest earned from the sale proceeds.

Adjusted net earnings from continuing operations for the six months ended 31 December 2007 of $397 million represents a decrease of 2.7% compared to adjusted net earnings from continuing operations for the six months ended 31 December 2006 of $408 million (refer to table on page 2).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Six months ended 31 December			Quarter ended 31 December
	2007 $ m	2006 $ m	Change %	2007 $ m	2006 $ m	Change %
Operating revenues (excluding abnormals)	2,827	2,796	1.1	1,417	1,388	2.1
Operating expenses	(1,892)	(1,839)	2.9	(964)	(911)	5.8
Abnormal items	—	(23)	NM	—	(43)	NM

EBITDA*	935	934	0.1	453	434	4.4
Depreciation and amortisation	(361)	(313)	15.3	(181)	(157)	15.3

Earnings before interest and tax	574	621	(7.6)	272	277	(1.8)
Net interest expense	(62)	(133)	(53.4)	(41)	(66)	(37.9)
Share of associates’ losses	(1)	—	NM	—	—	—

Earnings before tax	511	488	4.7	231	211	9.5
Tax expense	(114)	(89)	28.1	(59)	(6)	NM

Net earnings - continuing operations	397	399	(0.5)	172	205	(16.1)
Net earnings - discontinued operations	—	55	NM	—	24	NM

Reported net earnings	397	454	(12.6)	172	229	(24.9)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM	= Not a Meaningful Comparison

For the six months ended 31 December 2007 there were no abnormal items therefore adjusted earnings are the same as reported earnings. For the six months ended 31 December 2006 there were three abnormal items:

¡	an abnormal gain of $20 million recorded in September 2006 arising on the sale of Telecom’s shareholding in Telecom Samoa Cellular Limited (‘TSCL”);

¡

Costs totalling $27 million ($18 million net of tax) resulting from restructuring activities undertaken or announced in 2006, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising Australian call centre operations; and

¡

the recognition of a provision of $16 million ($11 million net of tax) for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

The adjustments to remove the effect of these abnormal items are shown in the table below.

Adjustments to reported net earnings	Six months ended 31 December			Quarter ended 31 December
	2007 $ m	2006 $ m	Change %	2007 $ m	2006 $ m	Change %
Reported net earnings’	397	454	(12.6)	172	229	(24.9)
Adjusted for:
Gain on sale of TSCL	—	(20)		—	—
Restructuring charge[1]	—	18		—	18
Provision for billing issues[1]	—	11		—	11

Adjusted net earnings	397	463	(14.3)	172	258	(33.3)
Less: net earnings - discontinued operations	—	(55)	NM	—	(24)	NM

Adjusted net earnings - continuing operations	397	408	(2.7)	172	234	(26.5)

1-Figures are net of tax; (other items are not subjected to tax)

Telecom’s adjusted earnings are summarised in the table below.

Telecom Group Adjusted Earnings	Six months ended 31 December			Quarter ended 31 December
	2007 $ m	2006 $ m	Change %	2007 $ m	2006 $ m	Change %
Adjusted operating revenues	2,827	2,796	1.1	1,417	1,388	2.1
Adjusted operating expenses	(1,892)	(1,839)	2.9	(964)	(911)	5.8

Adjusted EBITDA*	935	957	(2.3)	453	477	(5.0)
Depreciation and amortisation	(361)	(313)	15.3	(181)	(157)	15.3

Adjusted earnings before interest and tax	574	644	(10.9)	272	320	(15.0)
Net interest expense	(62)	(133)	(53.4)	(41)	(66)	(37.9)
Share of associates’ losses	(1)	—	NM	—	—	—

Adjusted earnings before tax	511	511	—	231	254	(9.1)
Adjusted tax expense	(114)	(103)	10.7	(59)	(20)	NM

Adjusted net earnings - continuing operations	397	408	(2.7)	172	234	(26.5)
Adjusted net earnings - discontinued operations	—	55	NM	—	24	NM

Adjusted net earnings	397	463	(14.3)	172	258	(33.3)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation
NM	= Not a Meaningful Comparison

Adjusted net earnings from continuing operations for the six months ended 31 December 2007 decreased by $11 million (2.7%) and decreased by $62 million (26.5%) for Q2 2007-08 compared to the prior corresponding periods.

The decline in adjusted net earnings from continuing operations for the six month period is due to a 2.3% decline in EBITDA, higher depreciation and amortisation, and a higher tax expense, offset by decreased net interest expense. Specifically:

•

The decline in EBITDA reflects a decline of 8.0% in NZ operations offset by an increase of $31 million in Australian operations and the receipt of $44 million of dividends from the Southern Cross Group;

•	Earnings from NZ Operations decreased by $93 million as a result of declines in operating revenues and increases in operating expenses, depreciation and amortisation;

•	Earnings from Australian Operations declined by $3 million as a result of increased depreciation and amortisation from the acquisition of PowerTel partially offset by increases in EBITDA;

•	The EBITDA trends are discussed in more detail below;

•	Depreciation and amortisation is higher due to the inclusion of PowerTel and also reflects higher depreciation in NZ Operations;

•

Tax expense was lower in 2006 due to a credit of $65 million that was recorded in Q2 2006-07 as a result of partially recognising the tax benefit of the write-down of property, plant and equipment included in the impairment charges relating to the Australian operations recorded in the year ended 30 June 2006; and,

•	Net interest expense decreased due to interest income from the investment of the YPG sale proceeds and the revaluation of the interest rate derivatives.

Adjusted net earnings from continuing operations exclude the results of YPG. The sale of YPG was completed in April 2007 and as a result of the sale YPG’s results are classified as a discontinued operation and its results are not included in operating revenues or expenses, however, as noted above, interest income from the investment of the YPG sale proceeds is included in continuing operations.

KEY TRENDS

Regulation in New Zealand

The six months ended 31 December 2007 have continued to see an increased level of activity by competitors who are responding to the impending regulatory changes in New Zealand. The increase in competitive activity has accelerated the decline in Telecom’s consumer market share and continued the decline in Telecom’s traditional revenue streams. Offsetting these declines, wholesale revenues have grown strongly and broadband, data, and IT services continue their growth in both customer numbers and revenue.

In September 2007, the Ministry of Communications issued an operational separation determination. In October 2007 Telecom submitted a comprehensive set of separation “undertakings” to the Minister. These Undertakings represent a proposed set of legally binding obligations and detail how Telecom will operate under an operational separation regime. The full Undertakings document is available on Ministry’s website at http://www.med.govt.nz/upload/52553/telecom-draft-undertakings.pdf. An industry consultation process was then undertaken by the Ministry.

As outlined in the Minister’s Determination, Telecom’s proposal refers to the establishment of three separate operating units and commitments to operate under strict independence and non-discrimination guidelines. Telecom has continued with the establishment of Chorus, which will provide access network services, and has appointed a number of key executives.

On 19 December 2007 Telecom submitted a revised separation plan and set of Undertakings. On 24 December 2007 the Minister issued an Amending Determination and called for industry submissions on this to be received by 25 January 2008. In the interim Telecom has been working on a further revised set of Undertakings taking into account the Minister’s Amending Determination.

A key element of the Undertakings is the proposal to accelerate the first phase of an enhanced, next-generation broadband network. This investment will significantly improve access and backhaul capability and will enable a number of enhanced broadband-based services to be delivered in the next few years.

Telecom now expects to submit a final revised separation plan and Undertakings in late February 2008. Telecom is expecting the Separation Day to be 31 March 2008.

New Zealand Operations

•

IT services continued to grow at a rate around double the industry growth rate in New Zealand, with an increase of 9.4% for the six month period compared to the prior corresponding period. This is principally due to strong market preference for Gen-I, building on its market leadership.

•

In Q2 2007-08 mobile revenue decreased by 4.7% compared to Q2 2006-07 primarily due to declines in device sales, voice usage and pricing, partially offset by an increase in mobile data revenue. Mobile data revenue remained stable for Q2 2007-08 compared to Q2 2006-07. The Commerce Commission’s current review of mobile market regulation could ultimately result in increased competitive intensity in the mobile market, although regulation of co-location will be limited to non-price terms and the form of roaming regulation is to be resolved. While the final form of both the roaming and co-location regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile service models.

•

Broadband and internet revenue increased this quarter by 3.6% compared to Q2 2006-07. Broadband connections increased by 31,000 in Q2 2007-08 following an increase of 38,000 in Q1 2007-08. The effect of this growth on revenue is still negated by the reduction in pricing for business customers that occurred in Q2 2006-07, resulting in reduced revenue from the business segment, although there should be no impact of this pricing change for future quarter-on-quarter comparisons.

The introduction of new regulated broadband services such as naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s retail fixed line access relationship with customers and could accelerate the rate of decline in traditional access and calling services. Wholesale revenues should continue to grow strongly given the introduction of these new regulated services and the overall growth expected in the broadband market.

•

Wholesale revenues continued to grow strongly following the introduction of a broader range of regulated and non-regulated services, and increased retail competition focused on the consumer broadband and local service market. Wholesale local service revenues and wholesale broadband revenues increased 52.6% and 36.4% respectively for Q2 2007-08 relative to Q2 2006-07. Telecom Wholesale should continue to grow strongly given the introduction of these new regulated services and the overall volume growth expected in the broadband market.

•

The overall EBITDA margin percentage in the New Zealand operations continues to reduce, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business).

In light of these factors, Telecom continues to pursue operating cost efficiency initiatives to offset the negative impact of these trends. Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•

The comparability of the results from Australian Operations have been significantly impacted by the inclusion of PowerTel. Operating revenues increased by A$57 million as a result of increases in local service, data and broadband revenue due to the inclusion of PowerTel.

•

EBITDA was up A$27 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006, primarily due to the impact of PowerTel’s results and the sale of the stand-alone mobile customer base in Q1 2007-08 that resulted in a one-off gain of A$6.5 million. To date, integration benefits of the merger between PowerTel and AAPT have largely been offset by integration costs. The 2008-09 financial year is likely to benefit from the integration programs conducted during 2007-08.

•

As stated previously, competitive conditions continue to be highly challenging and impact Australian Operations. Retail prices continue to decline across most service categories, while margins remain under significant pressure. Competition in the large corporate sector has resulted in downward pressure on prices to retain customers, hence Gen-i Australia is under significant margin pressure due to scope and price reduction in contracts with major customers

•

To respond to the challenges that the Australian operations are facing, significant investment has been made in sales, customer service and IT capabilities in order to support improved customer acquisition and retention programmes. The new mass-market service platform referred to as “Hyperbaric” was launched in July 2007. To date, this new capability is performing to expectation; however the migration of the mass-market customer base has significantly increased call-centre volumes and limited the amount of new customer acquisition activity in the Australian consumer business.

FUTURE EXPECTATIONS

As noted in the Key Trends section, operational separation is significantly impacting operating revenues, operating costs, and capital expenditure programs. Telecom provided guidance on the likely incremental operating and capital expenditure attributable to the regulatory changes in August 2007. The guidance assumed direct incremental capital expenditure as a result of the proposed operational separation requirements of approximately $200 million over the next four years. Additional ongoing operating expenditure is expected to be $20 to $30 million for the financial year ending 30 June 2008 rising to approximately $40 million per annum over the next four years. As noted, the operational separation undertakings tabled in October 2007 incorporated significant new investment commitments over the next five years. Telecom is currently reprioritising its overall capital programme with a view to maintaining total group capital expenditure around current levels.

Telecom’s future performance will be significantly impacted by the pricing determinations of the Commerce Commission. On 1 November 2007, the Commerce Commission released the press determination on the price and non-price terms on which Telecom must make unbundled copper local loop and co-location regulated services available to other telecommunications providers. The determination set monthly rental charges for access to the local loop service at $19.84 per month for urban areas and $36.63 per month for non-urban areas. The determination also incorporates charges for co-location services and connection charges that will have the effect of slightly increasing the average realised ARPU per line. On 13 December 2007, the Commerce Commission released the final determination on the requested unbundled bitstream service. The price was determined at $27.44 with POTS with an 18% discount from retail pricing. For urban areas without POTS the price was set at $47.28 and $64.07 for non-urban areas without POTS.

In addition to working through the details of operational separation and pricing of new regulated services, there are a number of related matters under discussion, including the TSO and the potential impact on future investment by Telecom. There is currently no indication as to how or whether these areas will be materially affected in the future.

The extent of the regulatory, competitive and strategic change has made it difficult to provide reliable estimates of future financial performance. Expectations around future financial performance can and will be subject to material change during the forthcoming year. Confirmation of the specific undertakings supporting the operational separation regime should significantly clarify some of the regulatory uncertainty facing Telecom. The undertakings incorporate specific commitments regarding establishment of a separate access network services business (now referred to as “Chorus”), PSTN migration, introduction of enhanced bitstream services, and confirmation of the nationwide cabinetisation program.

Telecom is now well progressed in the implementation of the more significant commitments in the undertakings and recognises the increased pressure on the capital program. As a result, a comprehensive review of the capital expenditure program over the next few years has been initiated. The review is intended to re-prioritise capital activity to ensure alignment with customer and shareholder objectives and regulatory commitments. High level conclusions of the capital review are expected to be available for the annual investor day in April 2008, and more detailed conclusions will be incorporated into the 2008-09 guidance at the presentation of the Q3 2007-08 result.

The forecast results from Australian Operations will be dependent on the successful integration of the AAPT and PowerTel businesses, the completion of the mass market customer migrations onto the new service and IT platforms and the performance of the Gen-i Australian business.

•	integration costs are expected to outweigh any synergy savings from the PowerTel merger for the year ending 30 June 2008.

•	the mass market migration has proven challenging to date and may impact quarterly performance and prior year comparisons over the remainder of the 2008 calendar year.

•

the Gen-i Australia business has experienced significant pricing pressure in key accounts during the first six months of 2007-08 and is dependent on new project activity to offset the margin lost through re-pricing.

Telecom currently expects the following outcomes for the year ending 30 June 2008:

•	EBITDA from NZ Operations to decline 5% to 8%, with Q3 2007-08 likely to be weaker than Q4 2007-08;

•	EBITDA from Australian Operations of A$80 million to A$90 million;

•	Group depreciation and amortisation of $720 million to $730 million;

•	Net financing costs of $150 million to $160 million;

•	Group capital expenditure of $950 million to $975 million; and,

•	Group consolidated net earnings after tax of $700 million to $730 million, including an additional $10 million of after-tax dividends from Southern Cross Cables Group in Q3 2007-08.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Capital Return by way of Scheme of Arrangement

Following the sale of YPG in April 2007 for $2.161 billion, Telecom announced on 3 May 2007 its intention to make a capital return to shareholders of approximately $1.1 billion via a shareholder and court-approved scheme of arrangement. Under the scheme of arrangement one in nine ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The scheme of arrangement was approved by shareholders at a special meeting on 17 August 2007 and final High Court approval was obtained on 3 September 2007. The capital return was successfully completed in October 2007.

Australian shareholders received approximately AUD$4.17 per cancelled share.

Immediately following the capital return the ratio of ADRs to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

In the view of the Telecom Board, the $1.1 billion capital return provided sufficient flexibility to accommodate any deterioration in the operating outlook and a significant ongoing capital expenditure programme (including the build of a WCDMA mobile network), while still retaining the ability to defend a strong “single A” credit rating from both Moody’s Investors Service and Standard and Poor’s.

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from both Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Ordinary Dividends

At the full year announcement on 3 August 2007 Telecom advised that it was the Company’s intention, subject to there being no material adverse changes in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the year ending 30 June 2008.

Subject to there being no material adverse change in circumstances, dividends for the first three quarters of the year will be 7.0cps per quarter with the fourth quarter dividend set to achieve the target full year payout ratio.

In accordance with this approach, a dividend of 7.0cps has been declared in respect of Q2 2007-08.

Second Quarter Ordinary Dividends
Ordinary Shares	7.0 cents
American Depositary Shares	*US 27.30 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.2353 cents
Per American Depositary Share	*US 4.82 cents

“Ex” dividend dates
New Zealand Exchange	25 February 2008
Australian Stock Exchange	18 February 2008
New York Stock Exchange	19 February 2008

Books closing dates
New Zealand, Australian Stock Exchanges	22 February 2008
New York Stock Exchange	21 February 2008

Payment dates
New Zealand, Australia	7 March 2008
New York	14 March 2008

*	Based on an exchange rate at 16 January 2008 of NZ$1.00 to US$0.7799 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q2 2007-08 dividend there is no discount to the prevailing market price applied to shares issued under the Dividend Reinvestment Plan.

Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues and other income
Local service	590	539	9.5	299	268	11.6
Calling	606	693	(12.6)	302	338	(10.7)
Interconnection	90	96	(6.3)	45	47	(4.3)
Mobile	433	456	(5.0)	214	230	(7.0)
Data	323	275	17.5	163	134	21.6
Broadband and internet	266	240	10.8	137	121	13.2
IT services	198	181	9.4	102	96	6.3
Other operating revenue	321	316	1.6	155	154	0.6
Other gains	—	20	NM	—	—	—

	2,827	2,816	0.4	1,417	1,388	2.1

Operating expenses
Labour	437	391	11.8	230	188	22.3
Intercarrier costs	617	645	(4.3)	311	319	(2.5)
Other operating expenses	838	803	4.4	423	404	4.7
Abnormal expenses	—	43	NM	—	43	NM

	1,892	1,882	0.5	964	954	1.0

EBITDA*	935	934	0.1	453	434	4.4

Depreciation	271	240	12.9	136	125	8.8
Amortisation	90	73	23.3	45	32	40.6

Depreciation and amortisation	361	313	15.3	181	157	15.3

Earnings before interest and tax	574	621	(7.6)	272	277	(1.8)

Net interest expense	62	133	(53.4)	41	66	(37.9)
Share of associates’ losses	1	—	NM	—	—	—
Income tax expense	114	89	28.1	59	6	NM

Net earnings - continuing operations	397	399	(0.5)	172	205	(16.1)
Net earnings - discontinued operations	—	55	NM	—	24	NM

Net earnings	397	454	(12.6)	172	229	(24.9)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Adjusted operating revenues of $2,827 million for the six months ended 31 December 2007 increased by $11 million (0.4%) compared to the six months ended 31 December 2006. For Q2 2007-08 adjusted operating revenues of $1,417 million increased by $29 million (2.1%) compared to Q2 2006-07. Operating revenue increased in the areas of local service, data, IT services, broadband and internet and other revenue but these were offset with decreases in calling, interconnection and mobile.

Local service revenue increased by $51 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 primarily as a result of the acquisition of PowerTel but was partially offset by the decline in local service revenue for NZ Operations.

The decline in calling revenue of $87 million for the six months ended 31 December 2007 and $36 million for Q2 2007-08, when compared to prior corresponding periods, was a result of increased competitive pressure in the NZ market and decreased calls to mobile networks in the Australian market. Mobile revenue decreased by $23 million for the six months ended 31 December 2007 and $16 million for Q2 2007-08 compared to prior corresponding periods due to a decline in handset revenue, reduced calling volumes and the impact of new pricing offers.

Broadband and internet revenue increased by $26 million for the six months ended 31 December 2007 compared to six months ended 31 December 2006 as a result of continued connection growth. Total connections for New Zealand are 674,000 and 177,000 for Australia.

IT services revenue increased by $17 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 principally due to the growth in IT solutions revenue and network delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

Operating expenses increased by $10 million for the six months ended 31 December 2007 and for Q2 2007-08 compared to prior corresponding periods. The greatest increase was in personnel costs for both New Zealand and Australian operations due to increased staffing to deliver the IT Services contracts won by Gen-i, the expanding infrastructure build programme, building up the wholesale business and operational separation activities; all compounded by salary pressure incurred in a tight labour market.

Depreciation and amortisation expense increased by $48 million for the six months ended 31 December 2007 and by $24 million for Q2 2007-08 compared to prior corresponding periods as a result of PowerTel being included in Australian Operations, the increase in capital expenditure on telecommunications and software in previous periods and accelerated depreciation in certain asset categories.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	739	679	8.8	349	257	35.8
Investing activities	(435)	(337)	29.1	(235)	(105)	123.8
Financing activities	(1,207)	(213)	NM	(1,052)	(22)	NM

Net cash flow	(903)	129	NM	(938)	130	NM

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices. The cash flows in respect of Q2 2006-07 contain the cash flows of YPG.

Net cash flows from operating activities increased by 8.8% for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 and increased 35.8% for Q2 2007-08 compared to Q2 2006-07. Cash payments to suppliers decreased by $162 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006. However, this was offset by a decrease in cash received from customers of $259 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006. Cash received from interest income increased by $62 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 as a result of the proceeds from the sale of YPG being invested. Dividends of $44 million were received for the six months ended 31 December 2007 from Southern Cross Cables group. Income tax payments have decreased by $51 million for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 as a result of FX losses and FIF losses taking effect in the 2007/08 year.

The net cash outflow for investing activities increased by $98 million for the six months ended 31 December 2007 and increased by $130 million for Q2 2007-08 compared to prior corresponding periods. The increase in net cash outflow is a result of an increase in capital expenditure. For the six months ended 31 December 2006, net cash outflow for investing activities included $27 million from the sale of INL and $77 million from repayment of non-current receivables.

The net cash outflow for financing activities increased for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 due to the capital return of $1,134 million which occurred in October 2007. Ignoring the impact of the capital return, net cash outflow from financing activities was $73 million for the six months ended 31 December 2007 compared to $213 million for the six months ended 31 December 2006 as a result of decreases in the repayment of long-term debt.

The net debt to net debt plus equity ratio was 47.8% at 31 December 2007 compared to 35.7% at 30 September 2007 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets).

Net debt was $2,490 million at 31 December 2007, an increase of $1,040 million from net debt at 30 September 2007 of $1,450 million as cash was used to fund the capital return in October 2007.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject to different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian operations. The results of Telecom’s international business are included within New Zealand operations. Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category.

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
NZ Operations[1]
Operating revenues	2,095	2,157	(2.9)	1,052	1,083	(2.9)
Operating expenses	(1,188)	(1,171)	1.5	(602)	(595)	1.2

EBITDA[2]	907	986	(8.0)	450	488	(7.8)
Depreciation and amortisation	(294)	(280)	5.0	(146)	(141)	3.5

Earnings from operations	613	706	(13.2)	304	347	(12.4)
Australian Operations
Operating revenues	727	681	6.8	365	325	12.3
Operating expenses	(683)	(668)	2.2	(347)	(318)	9.1

EBITDA[2]	44	13	NM	18	7	157.1
Depreciation and amortisation	(66)	(32)	106.3	(34)	(16)	112.5

Earnings from operations	(22)	(19)	15.8	(16)	(9)	77.8
Corporate and Other
Operating revenues	50	9	NM	22	6	NM
Operating expenses	(66)	(51)	29.4	(37)	(24)	54.2

EBITDA[2]	(16)	(42)	(61.9)	(15)	(18)	(16.7)
Depreciation and amortisation	(1)	(1)	NM	(1)	—	NM

Earnings from operations	(17)	(43)	60.5	(16)	(18)	(11.1)
Eliminations[3]
Operating revenues	(45)	(51)	(11.8)	(22)	(26)	(15.4)
Operating expenses	45	51	11.8	22	26	(15.4)

EBITDA[2]	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	2,827	2,796	1.1	1,417	1,388	2.1
Operating expenses	(1,892)	(1,839)	2.9	(964)	(911)	5.8

EBITDA[2]	935	957	(2.3)	453	477	(5.0)
Depreciation and amortisation	(361)	(313)	15.3	(181)	(157)	15.3

Earnings from continuing operations	574	644	(10.9)	272	320	(15.0)

1	- NZ Operations excluding the Yellow Pages Group
2	- Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation
3	- Eliminations remove the impact of internal transactions

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services and IT services. The results presented below reflect the continuing activities of NZ Operations and exclude YPG.

	Six months ended 31 December			Quarter ended 31 December
	2007 $ m	2006 $ m	Change %	2007 $ m	2006 $ m	Change %
Operating revenues
Local service	520	523	(0.6)	260	260	—
Calling	443	499	(11.2)	218	246	(11.4)
Interconnection	70	75	(6.7)	35	38	(7.9)
Mobile	400	413	(3.1)	201	211	(4.7)
Data	216	208	3.8	110	102	7.8
Broadband and internet	166	164	1.2	86	83	3.6
IT services	198	181	9.4	102	96	6.3
Other operating revenue	48	54	(11.1)	23	27	(14.8)
Internal revenue	34	40	(15.0)	17	20	(15.0)

	2,095	2,157	(2.9)	1,052	1,083	(2.9)

Operating expenses
Labour	287	256	12.1	149	126	18.3
Intercarrier costs	224	262	(14.5)	109	128	(14.8)
Other operating expenses	666	642	3.7	339	335	1.2
Internal expenses	11	11	—	5	6	(16.7)

	1,188	1,171	1.5	602	595	1.2

EBITDA	907	986	(8.0)	450	488	(7.8)
Depreciation	221	216	2.3	109	109	—
Amortisation	73	64	14.1	37	32	15.6

Earnings from operations	613	706	(13.2)	304	347	(12.4)

Overview of Results

For the six months ended 31 December 2007 earnings from operations of $613 million decreased by $93 million (13.2%) compared to the six months ended 31 December 2006. For Q2 2007-08 earnings from operations of $304 million decreased by $43 million (12.4%) compared to Q2 2006-07.

Operating revenues increased in the areas of data, IT services, broadband and internet and remained relatively stable for all other categories of revenue except for calling, interconnection, other operating revenue and internal revenue.

Calling revenue decreased by $56 million for the six months ended 31 December 2007 and $28 million for Q2 2007-08 compared to prior corresponding periods as a result of decreases in national, international and other calling revenue due to lower volumes and competitive pressure.

IT services revenue increased by $17 million (9.4%) for the six months ended 31 December 2007 and $6 million for Q2 2007-08 compared to prior corresponding periods as a result of increased growth in IT solutions revenue.

NZ OPERATIONS

Operating expenses increased by $17 million (1.5%) for the six months ended 31 December 2007 and $7 million (1.2%) for Q2 2007-08 compared to prior corresponding periods as a result of increased labour costs and other operating expenses flowing from the increasing activity relating to the revenue growth in IT services, the expanding infrastructure build programme, building up the wholesale business, operational separation activities, and wage pressure in a tight labour market.

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Business & residential access
Revenue ($m)	456	455	0.2	229	227	0.9
Access lines
Residential:
Retail (000s)	1,231	1,325	(7.1)
Wholesale (000s)	166	79	110.1

Total Residential (000s)	1,397	1,404	(0.5)
Business:
Retail (000s)	251	253	(0.8)
Wholesale (000s)	53	50	6.0

Total Business (000s)	304	303	0.3
Centrex lines (000s)	63	65	(3.1)

Local calls*
Revenue ($m)	29	32	(9.4)	14	15	(6.7)
Call minutes (m)	822	941	(12.6)	409	451	(9.3)

Smartphone, messaging and call track
Revenue ($m)	35	36	(2.8)	17	18	(5.6)

Total Local Service Revenue	520	523	(0.6)	260	260	—

Consumer Local Service ( $m)	314	328	(4.3)	156	163	(4.3)
Business Local Service ($m)	151	158	(4.4)	75	78	(3.8)
Wholesale Local Service ($m)	55	37	48.6	29	19	52.6

	520	523	(0.6)	260	260	—

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenues declined by $3 million (0.6%) for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 and remained stable for Q2 2007-08 compared to Q2 2006-07. The decline in local service revenue for the six months ended 31 December 2007 was a result of declines in local calls of $3 million (9.4%) which was in line with expectations. Call volumes have decreased as a result of declining customer numbers, migration of dial-up internet to broadband, use of VOIP products and substitution to mobile.

Recent regulatory changes have led to an increase in wholesale activity and a decline in retail market share.

NZ OPERATIONS

Wholesale residential access lines have increased by 87,000 (110.1%) since 31 December 2006 and have increased by 25,000 since 30 September 2007. The increase in access lines has resulted in an increase in wholesale local service revenue of $18 million (48.6%) for the six months ended 31 December 2007 compared to the six months ended 31 December 2006. For Q2 2007-08 wholesale access revenue has increased by $10 million (52.6%) compared to Q2 2006-07. The increase in wholesale local service revenue has been offset by corresponding declines in consumer and business local service revenue.

The number of total access lines has continued to decline in Q2 2007-08 due to mobile substitution and slowing housing growth.

Calling Revenue

Calling revenue is broken down as follows.

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Calling revenue
National	247	274	(9.9)	123	137	(10.2)
International	175	201	(12.9)	86	98	(12.2)
Other	21	24	(12.5)	9	11	(18.2)

	443	499	(11.2)	218	246	(11.4)

National Calling Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
National calls
Revenue ($m)	73	86	(15.1)	37	43	(14.0)
Call minutes (m)	812	843	(3.7)	401	411	(2.4)
Average price (cents)	9.0	10.2	(11.8)	9.2	10.5	(12.4)

Calls to mobile networks
Revenue ($m)	130	143	(9.1)	64	72	(11.1)
Call minutes (m)	399	401	(0.5)	201	202	(0.5)
Average price (cents)	32.6	35.7	(8.7)	31.8	35.6	(10.7)

National 0800
Revenue ($m)	44	45	(2.2)	22	22	—
Call minutes (m)	327	319	2.5	162	159	1.9
Average price (cents)	13.5	14.1	(4.3)	13.6	13.8	(1.4)

Total National Calling Revenue	247	274	(9.9)	123	137	(10.2)

Consumer National Calling	121	140	(13.6)	61	71	(14.1)
Business National Calling	117	124	(5.6)	57	60	(5.0)
Wholesale National Calling	9	10	(10.0)	5	6	(16.7)

	247	274	(9.9)	123	137	(10.2)

NZ OPERATIONS

Total national calling revenue (including national calls, calls to mobile networks and national 0800) decreased by $27 million (9.9%) for the six months ended 31 December 2007 and $14 million (10.2%) for Q2 2007-08 compared to Q2 2006-07. Revenue from national calls decreased by $13 million (15.1%) for the six months ended 31 December 2007 and $6 million (14.0%) for Q2 2007-08 compared to the prior corresponding period. This is due to the migration of residential customers to wholesale competitors (7.1% decline in Telecom’s retail residential access lines) and lower average prices due to retail customer adoption of subscription-based calling plans offered by Telecom. Revenue from calls to mobile networks decreased by $13 million (9.1%) for the six months ended 31 December 2007 and $8 million (11.1%) for the respective prior corresponding periods due to lower pricing offered to customers.

Revenue from national 0800 calls decreased by $1 million (2.2%) for the six months ended 31 December 2007 compared to the prior corresponding period but remained stable for Q2 2007-08 compared to Q2 2006-07.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
International calling revenue
International outward	57	62	(8.1)	28	31	(9.7)
International inward	18	18	—	12	8	50.0
International transits	100	121	(17.4)	46	59	(22.0)

	175	201	(12.9)	86	98	(12.2)

International calling revenue decreased by $26 million (12.9%) for the six months ended 31 December 2007 and decreased by $12 million (12.2%) compared to the prior corresponding periods due to declining outward calling revenue and transit revenue. Outward calling continues to display the trend seen in previous quarters where product substitution and price competition have resulted in falling revenues. The decline in international transit revenue is a result of declining per minute prices in a competitive market while call minutes have remained stable. Reported transit revenue and inwards revenue (which are predominately earned in US dollars) were also adversely impacted by the strengthening NZ dollar against the US dollar.

NZ OPERATIONS

An analysis of volumes and average price is shown in the following table.

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Outwards calls
Revenue ($m)	57	62	(8.1)	28	31	(9.7)
Call minutes (m)	331	325	1.8	164	165	(0.6)
Average price (cents)	17.2	19.1	(9.9)	17.1	18.8	(10.5)

Retail Outward Calls ($m)	50	52	(3.8)	25	25	—
Wholesale Outward Calls ($m)	7	10	(30.0)	3	6	(50.0)

	57	62	(8.1)	28	31	(9.7)

Inwards calls
Revenue ($m)	18	18	—	12	8	50.0
Call minutes (m)	342	299	14.4	157	137	14.6
Average price (cents)	5.3	6.0	(11.7)	7.6	5.8	31.0

Transits
Revenue ($m)	100	121	(17.4)	46	59	(22.0)
Intercarrier costs ($m)	(80)	(102)	(21.6)	(35)	(50)	(30.0)

Net margin ( $m)	20	19	5.3	11	9	22.2
Call minutes (m)	1,697	1,660	2.2	850	841	1.1
Average margin per minute (cents)	1.2	1.1	9.1	1.3	1.1	18.2

Outwards calling revenue decreased by $5 million (8.1%) for the six months ended 31 December 2007 and decreased by $3 million (9.7%) for Q2 2007-08 compared to the prior corresponding periods. The reason for the decline in outwards calling revenue is due to declining average prices, slightly offset by increased calling volumes. This trend is consistent with previous quarters.

Inwards calling revenue was stable for the six months ended 31 December 2007 and increased by $4 million (50.0%) for Q2 2007-08 compared to prior corresponding periods. The increase in inwards calling revenue for Q2 2007-08 was due to the timing of traffic flows and the recognition of revenue under volume commitment agreements with other carriers.

Transit revenue decreased by $21 million (17.4%) for the six months ended 31 December 2007 and by $13 million (22.0%) for Q2 2007-08 compared to the prior corresponding periods. Part of this reduction is the impact of the USD/NZD exchange rate which strengthened by 14% between Q2 2006-07 and Q2 2007-08. Transit revenues are primarily earned in USD. Underlying USD denominated revenues showed a decline of 11% due to lower price per minute while calling volumes remained stable.

Intercarrier costs decreased by $22 million (21.6%) for the six months ended 31 December 2007 and by $15 million (30.0%) for Q2 2007-08 compared to the prior corresponding periods due to the same factors influencing revenue.

The net margin from transits increased by $1 million (5.3%) for the six months ended 31 December 2007 and by $2 million (22.2%) for Q2 2007-08 compared to prior corresponding periods. Although revenues declined this was offset by lower costs resulting from the strengthening NZD.

NZ OPERATIONS

Interconnection Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Interconnection
PSTN interconnection	33	34	(2.9)	17	17	—
Mobile interconnection	37	41	(9.8)	18	21	(14.3)

	70	75	(6.7)	35	38	(7.9)

Total interconnect revenue declined by $5 million (6.7%) for the six months ended 31 December 2007 and $3 million (7.9%) for Q2 2007-08 compared to the prior corresponding periods. PSTN interconnection revenue remained relatively stable for the six months ended 31 December 2007 and for Q2 2007-08. Mobile interconnection revenue declined by $4 million (9.8%) for the six months ended 31 December 2007 and declined by $3 million (14.3%) for Q2 2007-08. The decrease in mobile interconnect revenue is a result of a decrease in termination rates with a corresponding decrease in intercarrier costs.

Mobile Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Mobile revenue ($m)
Voice revenue	253	262	(3.4)	127	132	(3.8)
Data revenue	114	108	5.6	57	57	—

Mobile voice and data	367	370	(0.8)	184	189	(2.6)
Other mobile	33	43	(23.3)	17	22	(22.7)

Total mobile	400	413	(3.1)	201	211	(4.7)

Call minutes (m)	710	720	(1.4)	361	370	(2.4)

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	60.5	65.5	(7.6)	60.1	65.7	(8.5)
Prepaid	10.2	13.0	(21.5)	10.0	13.1	(23.7)
Total	30.5	34.9	(12.6)	30.0	34.9	(14.0)

Voice	21.0	24.7	(15.0)	20.8	24.4	(14.8)
Data	9.5	10.2	(6.9)	9.3	10.5	(11.4)

Total ARPU including interconnection	38.6	45.5	(15.2)	37.9	45.4	(16.5)

Mobile revenue decreased by $13 million (3.1%) for the six months ended 31 December 2007 and by $10 million (4.7%) for Q2 2007-08 compared to prior corresponding periods.

Mobile voice and data revenue decreased by $3 million (0.8%) for the six months ended 31 December 2007 and decreased by $5 million (2.6%) for Q2 2007-08 compared to the prior corresponding periods.

NZ OPERATIONS

Voice revenue decreased by $9 million (3.4%) for the six months ended 31 December 2007 and by $5 million (3.8%) for Q2 2007-08 compared to prior corresponding periods as a result of the impact of new pricing offers. Mobile data revenue increased by $6 million (5.6%) for the six months ended 31 December 2007 and remained stable for Q2 2007-08 compared to prior corresponding periods as a result of increased volumes. Other mobile revenues decreased due to a decline in the number of handsets sold.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased by 7.6% for the six months ended 31 December 2007 and 8.5% for Q2 2007-08 compared to the prior corresponding periods. Prepaid ARPU decreased by 21.5% for the six months ended 31 December 2007 and decreased by 23.7% for Q2 2007-08 compared to the prior corresponding periods. Postpaid ARPU and prepaid ARPU have decreased primarily due to the impact of competition and new pricing offers. Total ARPU including interconnection decreased by 15.2% for the six months ended 31 December 2007 and 16.5% for Q2 2007-08 compared to the prior corresponding periods due to the impact of competition and lower interconnection revenues per user (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

Mobile connections

	31 December 2007			31 December 2006
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)

Total CDMA connections	825	1,281	2,106	741	1,101	1,842
Total TDMA connections	—	—	—	20	—	20
Internal connections (CDMA)	9	—	9	9	—	9

Total connections	834	1,281	2,115	770	1,101	1,871

Total connections of 2,115,000 at 31 December 2007 grew by 244,000 (13.0%) over the twelve month period from 1,871,000 at 31 December 2006 and by 90,000 (0.4%) from 2,025,000 at 30 September 2007. Of the 31 December 2007 total connection base, 39.4% were postpaid connections, while 60.6% were prepaid connections. The mobile market has reached full penetration therefore the rate of growth has decreased and growth will primarily be from market share, telemetry devices, or customers purchasing multiple mobile devices.

Closure of the TDMA network occurred on 31 March 2007 therefore all Telecom mobile customers are now on the CDMA network.

NZ OPERATIONS

Data Revenue

Data revenue increased by $8 million for the six months ended 31 December 2007 and $8 million for Q2 2007-08 compared to the prior corresponding periods. A breakdown of the key components of data revenue is provided in the following table.

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Data revenue
Managed IP data services:
Lanlink	30	40	(25.0)	15	19	(21.1)
One office and high speed data	65	43	51.2	35	23	52.2
Other IP data	2	3	(33.3)	1	1	—

	97	86	12.8	51	43	18.6

Traditional data services:
Frame relay	8	10	(20.0)	3	4	(25.0)
Digital data services	19	24	(20.8)	9	12	(25.0)
ISDN	52	51	2.0	25	25	—
Leased data services	28	26	7.7	16	12	33.3
IP Net / Netgate	3	3	—	1	1	—
Miscellaneous data	9	8	12.5	5	5	—

	119	122	(2.5)	59	59	0.0

Total Data Revenue	216	208	3.8	110	102	7.8

Business data	189	182	3.8	96	89	7.9
Wholesale data	27	26	3.8	14	13	7.7

	216	208	3.8	110	102	7.8

Managed IP data services increased by $11 million (12.8%) for the six months ended 31 December 2007 and by $8 million (18.6%) for Q2 2007-08 compared to prior corresponding periods. This was offset by a decrease of $3 million (2.5%) for the six months ended 31 December 2007 compared to the prior corresponding period for traditional data services.

Lanlink decreased by $10 million (25.0%) for the six months ended 31 December 2007 and $4 million (21.1%) for Q2 2007-08 compared to the prior corresponding periods due to migration of customers to One Office and IP data products.

NZ OPERATIONS

Broadband and Internet Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Broadband revenue ($m)
Broadband revenue	141	127	11.0	74	66	12.1
Value added services revenue	4	10	(60.0)	2	5	(60.0)

Total broadband revenue	145	137	5.8	76	71	7.0

Consumer	89	77	15.6	47	44	6.8
Business	27	39	(30.8)	14	16	(12.5)
Wholesale	29	21	38.1	15	11	36.4

	145	137	5.8	76	71	7.0

Broadband connections* (000s)

Residential	393	334	17.7
Business	70	61	14.8
Wholesale	211	127	66.1

Total Connections	674	522	29.1

Internet revenue ($m)
Internet revenue	21	27	(22.2)	10	12	(16.7)

Active dial-up customers at period end (000s)	211	270	(21.9)
Total dial-up hours (m)	26.6	35.7	(25.5)	12.3	17.2	(28.5)
Average hours per active customer per month	20.6	20.5	0.5	19.1	20.5	(6.8)

Total Broadband and Internet Revenue ($m)	166	164	1.2	86	83	3.6

*	Broadband connections include all fixed line plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by $2 million (1.2%) for the six months ended 31 December 2007 and increased by $3 million (3.6%) for Q2 2007-08 compared to prior corresponding periods.

Total broadband revenue increased by $8 million (5.8%) for the six months ended 31 December 2007 and increased by $5 million (7.0%) for Q2 2007-08 compared to prior corresponding periods.

On a segment basis, consumer broadband revenue increased by $12 million (15.6%) for the six months ended 31 December 2007 and $3 million (6.8%) for Q2-2007-08 compared to prior corresponding periods. The increase in broadband revenue for consumer is a reflection of customers moving from dial up internet to broadband.

Wholesale broadband revenue increased by $8 million (38.1%) for the six months ended 31 December 2007 and $4 million (36.4%) for Q2 2007-08 compared to prior corresponding periods.

NZ OPERATIONS

The increase in wholesale broadband revenue is a result of growth in the wholesale customer base.

Business broadband revenue decreased by $12 million (30.8%) for the six months ended 31 December 2007 and $2 million (12.5%) for Q2 2007-08 compared to prior corresponding periods. This is due to the realignment of prices for business customers as a result of regulatory changes in 2006-07.

Total broadband connections increased by 152,000 for Q2 2007-08 compared to Q2 2006-07 and 31,000 since 30 September 2007.

Internet revenue has decreased by $6 million (22.2%) for the six months ended 31 December 2007 and $2 million (16.7%) Q2 2007-08 compared to prior corresponding periods as a result of the continued migration of customers from dial-up internet to broadband. Total dial-up connections decreased by 59,000 for Q2 2007-08 compared to Q2 2006-07 and by 11,000 since 30 September 2007.

There has been a decrease of $6 million (60.0%) in value added services for the six months ended 31 December 2007 and $3 million (60.0%) for Q2 2007-08 compared to prior corresponding periods as this income is now included in the Yahoo!Xtra joint venture.

IT Services Revenue

IT services revenue includes provision of network-based application services, management of customers’ information, communication and technology services and integration of these services. A break-down of the key components of IT services revenue is provided in the following table.

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Procurement	87	87	—	46	48	(4.2)
Software solutions	8	8	—	5	4	25.0
IT solutions	86	71	21.1	44	34	29.4
Network delivered services	12	9	33.3	5	4	25.0
Other revenues	5	6	(16.7)	2	6	(66.7)

Total IT Services Revenue	198	181	9.4	102	96	6.3

IT services revenue increased by $17 million (9.4%) for the six months ended 31 December 2007 and increased by $6 million (6.3%) for Q2 2007-08 compared to the prior corresponding periods, principally due to the growth in IT solutions revenue and network delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

NZ OPERATIONS

Other Operating Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	11	15	(26.7)	5	7	(28.6)
Other International revenue	11	14	(21.4)	6	5	20.0
Other miscellaneous revenue	26	25	4.0	12	15	(20.0)

	48	54	(11.1)	23	27	(14.8)

Other operating revenue has decreased by $6 million (11.1%) for the six months ended 31 December 2007 and by $4 million (14.8%) for Q2 2007-08 compared to prior corresponding periods. This is due to a decrease in international revenue and equipment sales.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits and the supply of AAPT’s international internet services. Internal revenue has decreased by $6 million (15.0%) for the six months ended 31 December 2007 and by $3 million (15.0%) for Q2 2007-08 compared to the prior corresponding periods.

Operating Expenses

Labour

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007	2006	Change %
Labour ($m)	287	256	12.1	149	126	18.3

Personnel numbers
Total staff at 31 December	6,724	6,387	5.3

Labour expense increased by $31 million (12.1%) for the six months ended 31 December 2007 and by $23 million (18.3%) for Q2 2007-08 compared to the prior corresponding periods. The increase in labour costs is a reflection of the increase in personnel supporting IT services, staffing of the large infrastructure build programme, building up the wholesale business, operational separation activity and salary pressure incurred in a tight labour market. Q2 2006-07 was lower than previous quarters in the same year due to higher vacancies ahead of the transformation restructure.

NZ OPERATIONS

Intercarrier costs

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Land to mobile, mobile to 0800 interconnection	38	45	(15.6)	19	22	(13.6)
Mobile interconnection	43	48	(10.4)	22	25	(12.0)
International settlements	143	169	(15.4)	68	81	(16.0)

	224	262	(14.5)	109	128	(14.8)

Reported NZ dollar international settlement costs decreased by $26 million (15.4%) for the six months ended 31 December 2007 and by $13 million (16.0%) for Q2 2007-08 compared to the prior corresponding periods. The main driver of this cost reduction was the strengthening NZ dollar between the two periods. The small underlying decrease was a function of reducing costs per minute for transit traffic and the timing of cost recognition on volume commitment agreements. Intercarrier costs have a corresponding relationship with interconnection revenue.

Other operating expenses

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating expenses
Direct costs:
Provisioning	21	22	(4.5)	10	11	(9.1)
Maintenance	72	67	7.5	35	35	—
Network support	43	44	(2.3)	24	22	9.1

Total direct costs	136	133	2.3	69	68	1.5

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	142	151	(6.0)	73	81	(9.9)
Procurement and IT services	112	100	12.0	57	57	—
Broadband & internet and other	38	48	(20.8)	15	26	(42.3)

Total other sales costs	292	299	(2.3)	145	164	(11.6)

Computer costs	79	74	6.8	41	38	7.9
Advertising, promotions and communications	43	48	(10.4)	22	24	(8.3)
Accommodation costs	44	40	10.0	20	20	—
Outsourcing	10	8	25.0	5	5	—
Travel	9	7	28.6	4	4	—
Bad Debts	9	9	—	4	4	—
Other	44	24	83.3	29	8	NM

	666	642	3.7	339	335	1.2

NZ OPERATIONS

Other operating expenses increased by $24 million (3.7%) for the six months ended 31 December 2007 and by $4 million (1.2%) for Q2 2007-08 compared to the prior corresponding periods.

Direct costs increased by $3 million (2.3%) for the six months ended 31 December 2007 and $1 million (1.5%) for Q2 2007-08 compared to the prior corresponding periods. This is a result of higher maintenance costs.

Mobile cost of sales have decreased by $9 million (6.0%) for the six months ended 31 December 2007 and by $8 million for Q2 2007-08 compared to the prior corresponding periods. This is a result of lower gross connection numbers but has been partially offset by the higher cost of new roaming handsets compared to other handsets.

Depreciation and amortisation

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Depreciation	221	216	2.3	109	109	—
Amortisation	73	64	14.1	37	32	15.6
Total Depreciation and Amortisation ($m)	294	280	5.0	146	141	3.5

Depreciation and amortisation increased by $14 million (5.0%) for the six months ended 31 December 2007 and by $5 million (3.5%) for Q2 2007-08 compared to the prior corresponding periods.

Amortisation expense primarily relates to software assets, spectrum licences and international cable capacity. Amortisation expense has increased by $5 million for Q2 2007-08 compared to Q2 2006-07 as a result of an increase in software acquired.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer, Business & Corporate, Gen-i Australia, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	70	16	337.5	39	8	387.5
Calling	163	194	(16.0)	84	92	(8.7)
Interconnection	20	21	(4.8)	10	9	11.1
Mobile	33	43	(23.3)	13	19	(31.6)
Data	107	67	59.7	53	32	65.6
Broadband and internet	100	76	31.6	51	38	34.2
Resale	184	212	(13.2)	91	102	(10.8)
Other operating revenue	42	44	(4.5)	20	21	(4.8)
Internal revenue	8	8	—	4	4	—

	727	681	6.8	365	325	12.3

Operating expenses
Labour	121	111	9.0	63	50	26.0
Intercarrier costs	393	383	2.6	202	191	5.8
Other operating expenses	135	134	0.7	65	57	14.0
Internal expenses	34	40	(15.0)	17	20	(15.0)

	683	668	2.2	347	318	9.1

EBITDA	44	13	238.5	18	7	157.1
Depreciation	50	24	108.3	27	15	80.0
Amortisation	16	8	100.0	7	1	600.0

Loss from operations	(22)	(19)	15.8	(16)	(9)	77.8

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The NZD strengthened against the AUD between 31 December 2006 and 31 December 2007. The average exchange rate for Q2 2007-08 was 0.8591, compared to an average exchange rate for Q2 2006-07 of 0.8657. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	61	13	369.2	34	6	466.7
Calling	142	164	(13.4)	72	80	(10.0)
Interconnection	17	19	(10.5)	8	9	(11.1)
Mobile	29	36	(19.4)	11	17	(35.3)
Data	94	57	64.9	46	29	58.6
Broadband and internet	87	64	35.9	43	32	34.4
Resale	160	179	(10.6)	77	89	(13.5)
Other operating revenue	35	35	0.0	17	16	6.25
Internal revenue	7	7	—	3	4	(25.0)

	632	574	10.1	311	282	10.3

Operating expenses
Labour	105	93	12.9	54	44	22.7
Intercarrier costs	343	322	6.5	169	160	5.6
Other operating expenses	117	115	1.7	59	55	7.3
Internal expenses	30	34	(11.8)	15	18	(16.7)

	595	564	5.5	297	277	7.2

EBITDA	37	10	270.0	14	5	180.0
Depreciation	44	22	100.0	24	16	50.0
Amortisation	14	8	75.0	6	1	500.0

Loss from operations	(21)	(20)	5.0	(16)	(12)	33.3

Overview of Results

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT, PowerTel and Gen-i Australia for Q2 2007-08. Work is well advanced on the integration of the AAPT and PowerTel infrastructure, operations and products. Integration and alignment of the Wholesale and Business sales teams is complete. Support groups have been restructured to align functional teams into Network & Technology and Customer Service to better support the sales teams and create a greater customer service focus. Migration of the Consumer customer base onto the new mass-market service platform has progressed, with significant pressure on the customer call centres.

Gen-i Australia is under extreme margin pressure due to scope and price reduction in contracts with major customers. A strategic review has been initiated.

AUSTRALIAN OPERATIONS

Local Service Revenue

Total Local Service revenue increased by $28 million for Q2 2007-08 compared to Q2 2006-07 due to the inclusion of PowerTel voice revenues.

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Business & residential access
Revenue ($m)	27	3	NM	4	1	NM

Local calls
Revenue ($m)	33	9	NM	29	4	NM
Call minutes (m)	270	305	(11.5)	127	150	(15.3)

Smartphone, messaging and call track
Revenue ($m)	1	1	—	1	1	—

Total Local Service Revenue	61	13	NM	34	6	NM

Calling and Resale Revenue

Calling revenue is broken down as follows.

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Calling revenue
National	107	121	(11.6)	54	58	(6.9)
International	35	43	(18.6)	18	22	(18.2)

	142	164	(13.4)	72	80	(10.0)

Resale revenue	160	179	(10.6)	77	89	(13.5)

Total Calling and Resale Revenue	302	343	(12.0)	149	169	(11.8)

AUSTRALIAN OPERATIONS

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
National calls
Revenue ($m)	37	26	42.3	21	11	90.9
Call minutes (m)	508	606	(16.2)	254	295	(13.9)
Average price (cents)	7.3	4.3	69.8	8.3	3.7	124.3
Calls to mobile networks
Revenue ($m)	69	94	(26.6)	32	46	(30.4)
Call minutes (m)	281	331	(15.1)	142	162	(12.3)
Average price (cents)	24.6	28.4	(13.4)	22.5	28.4	(20.8)
Operator services
Revenue ($m)	1	1	—	1	1	—
International calling revenue
Revenue ($m)	35	43	(18.6)	18	22	(18.2)
Call minutes (m)	407	421	(3.3)	207	220	(5.9)
Average price (cents)	8.6	10.2	(15.7)	8.7	10.0	(13.0)
Total calling revenue	142	164	(13.4)	72	80	(10.0)
Resale revenue	160	179	(10.6)	77	89	(13.5)

Total calling and resale revenue	302	343	(12.0)	149	169	(11.8)
Consumer fixed line customer numbers (000s)	347	410	(15.4)
% of Bundled customers	76%	58%	31.0

Total calling and resale revenue decreased by $20 million (11.8%) for Q2 2007-08 compared to Q2 2006-07. This was primarily the result of declining revenue from calls to mobile networks and resale revenue.

Revenue from calls to mobile networks decreased for Q2 2007-08 by $14 million (30.4%). Minutes have declined in both the Consumer and Wholesale divisions.

Resale revenue decreased for Q2 2007-08 by $12 million (13.5%) primarily in the Consumer division in line with the decline in customer numbers. Both Wholesale and Business have partially offset this decline with revenue growth.

International calling revenue for Australian Operations comprises outward calling revenue, where Australian customers make calls originating in Australia and terminating overseas. International calling revenue decreased by $4 million (18.2%) for Q2 2007-08 compared to the prior corresponding period in Q2 2006-07. This was due to a decrease in calling volume.

Consumer fixed line customer numbers at 31 December 2007 decreased by 15.4% compared to 31 December 2006. The decline in the Consumer fixed line customer base is due to the decision to withdraw from high churning external sales channels and focus on churn management with the introduction of the new mass-market service platform.

AUSTRALIAN OPERATIONS

Mobile Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Mobile revenue ($m)
Mobile voice and data	25	31	(19.4)	8	15	(46.7)
Other mobile	4	5	(20.0)	3	2	50.00

Total mobile	29	36	(19.4)	11	17	(35.3)

Included in the mobile revenue for the six months ended 31 December 2007 is $6.5 million from the sale of the stand-alone mobile customer base on 1 July 2007. Excluding the customer base sale, the decrease in revenue is due to the loss of the stand-alone customer base revenue and the impact of capped calling plans. The move away from standalone mobile sales has brought more focus on building bundled customer numbers to reduce overall churn.

Data Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Data revenue
Managed IP data services:
Lanlink	18	16	12.5	9	8	12.5
Private office and high speed data	—	1	NM	—	1	NM

	18	17	5.9	9	9	—

Traditional data services:
Digital data services	24	5	NM	22	3	NM
Leased data services	51	34	50.0	14	16	(12.5)
IP Net / Netgate	1	1	—	1	1	—

	76	40	90.0	37	20	85.0

Total Data Revenue	94	57	64.9	46	29	58.6

The $17 million (58.6%) growth in data revenue is primarily as a result of the inclusion of PowerTel in Q2 2007-08.

AUSTRALIAN OPERATIONS

Broadband and Internet Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Broadband revenue ($m)
Broadband revenue	77	62	24.2	35	30	16.7
Value added services revenue	1	—	NM	—	1	NM

Total broadband revenue	78	62	25.8	35	31	12.9

Internet revenue ($m)
Internet revenue	9	2	NM	8	1	NM

Total Broadband and Internet Revenue ($m)	87	64	35.9	43	32	34.4

* Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by $11 million (34.4%) for Q2 2007-08 compared to the prior corresponding period. This increase was the result of strong growth in Consumer broadband customers along with the inclusion of PowerTel in Q2 2007-08.

Consumer broadband customer numbers have grown at a steady rate from 142,000 at 31 December 2006 to 177,000 at 31 December 2007 (24.6%).

Other Operating Revenue

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	7	9	(22.2)	3	4	(25.0)
Other miscellaneous revenue	28	26	7.7	14	12	16.7

	35	35	0.0	17	16	6.25

Other operating revenue remained stable for Q2 2007-08 compared to Q2 2006-07.

AUSTRALIAN OPERATIONS

Operating Expenses

Labour

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Labour ($m)	105	93	12.9	54	44	22.7
Personnel numbers
Total staff at 31 December	1,578	1,863	(15.3)

Labour expense increased by $10 million for Q2 2007-08 compared to Q2 2006-07. Labour expense has increased due to the inclusion of PowerTel and was partially offset by the outsourcing of call centres. The drop in staff numbers largely relates to significant reduction in call centres, offset in part by inclusion of PowerTel staff.

Other operating expenses

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating expenses
Direct costs	28	23	21.7	12	12	—
Dealer commissions	12	11	9.1	—	3	(100.0)
Computer costs	20	19	5.3	10	9	11.11
Advertising, promotions and communications	12	16	(25.0)	2	8	(75.0)
Accommodation costs	15	12	25.0	8	6	33.3
Bad Debts	4	6	(33.3)	2	3	(33.3)
Other	42	28	50.0	21	14	50.0

	133	115	15.7	55	55	—

Other operating expense remained stable for Q2 2007-08 compared to Q2 2006-07.

Dealer commissions ceased as a result of AAPT’s decision to stop selling via the external sales channels.

Advertising, promotions and communications costs decreased year-on-year due to a reduction in Consumer advertising expenditure.

Other expenditure increased primarily due to the outsourcing costs for the Consumer call centres and $6.4 million of integration and restructuring costs.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %

Depreciation	44	22	100.0	24	16	50.0

Amortisation	14	8	75.0	6	1	NM

Total Depreciation and Amortisation ($m)	58	30	93.3	30	17	76.5

The $13 million (76.5%) increase in depreciation for Q2 2007-08 compared to the prior corresponding period primarily relates to the inclusion of PowerTel in the result and depreciation on the IT infrastructure investment for Hyperbaric.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Six months ended 31 December			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Revenue
Other operating revenue ($m)	47	6	NM	21	4	NM
Internal revenue ($m)	3	3	—	1	2	(50.0)

	50	9	NM	22	6	NM
Operating expenses
Labour ($m)	29	24	20.8	18	12	50.0
Advertising ($m)	1	1	—	1	—	100.0
Other operating costs ($m)	36	26	38.5	18	12	50.0

	66	51	29.4	37	24	54.2
Depreciation and amortisation
Amortisation of intangibles ( $m)	1	1	—	1	—	NM

	1	1	—	1	—	NM
Personnel numbers
Total staff at 31 December	155	202	(23.3)

Operating revenues for the six months ended 31 December 2007 included dividends received of $44 million from the Southern Cross Cables Group. Other operating expenses increased primarily as a result of incremental costs incurred in preparation for the requirements of operational separation.

CAPITAL EXPENDITURE

CAPITAL EXPENDITURE

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Keep NZ connected	98	83	18.1	54	44	22.7
Build NGT capability	38	29	31.0	17	17	—
Network provider of choice	138	95	45.3	80	57	40.4
Service provider of choice	25	32	(21.9)	11	17	(35.3)
Invest for returns	44	57	(22.8)	18	30	(40.0)
International	24	28	(14.3)	3	26	(88.5)

Total NZ Operations	367	324	13.3	183	191	(4.2)
Australian Operations	44	73	(39.7)	17	34	(50.0)

	411	397	3.5	200	225	(11.1)

Total capital expenditure of $411 million for the six months ended 31 December 2007 has increased by $14 million (3.5%) compared to the prior corresponding period.

NZ Operations capital expenditure increased by $43 million (13.3%) for the six months ended 31 December 2007 compared to the prior corresponding period due primarily to the preparation work carried out for the WCDMA mobile network rollout and the establishment of technology to deliver NGT capability.

Australian operations capital expenditure has decreased by $29 million (39.7%) for the six months ended 31 December 2007. In 2006/07 capital expenditure was incurred in relation to Hyperbaric which is now complete.

Capital expenditure for New Zealand operations is described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Build NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and implement the requirements of the Telecommunications Amendment Act 2006 and Telecom’s Undertakings.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Invest for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Amendment Act 2006

The Telecommunications Amendment Bill (which amends the Telecommunications Act 2001), was passed by Parliament on 13 December, and came into force on 18 December 2006.

The legislative amendments make wide-ranging changes to the telecommunications regulatory environment, including:

•

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

•	Unbundling of the local telephone loop (LLU) – Telecom’s copper local loop, and associated co-location and backhaul services have been regulated.

•	Regulation of “naked DSL” – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

•	Accounting separation and information disclosure obligations.

•	Enforcement provisions – new penalties introduced for knowingly, or without reasonable excuse, breaching the Act or Commission-determined regulation.

•

Process amendments – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry, amendments to the process followed in relation to the TSO cost calculation.

It is anticipated that finalisation of the operational separation plan will be concluded in early 2008, although full implementation of the plan is likely to take substantially longer.

Operational Separation

In April 2007 the Ministry of Economic Development (MED) released a consultation paper, setting out its detailed proposal for the operational separation of Telecom – including the operating units, the key services that each unit must supply, the assets that are controlled by the fixed access network unit, arm’s length operating requirements, and oversight. On 26 September 2007, the Minister issued the operational separation determination. Telecom submitted a separation plan in October 2007 and following consultation, an amended separation plan to the Minister on 19 December 2007. The Minister issued an amended determination on 24 December and called for public submissions on his amended determination by 25 January 2008.

Radio Spectrum Holdings

In November 2007 the Ministry of Economic Development offered Telecom and Vodafone the right to renew part of the radio spectrum they currently respectively own in the 800/900 MHz spectrum band. The rights Telecom currently holds expire in 2012. The renewal will be for a period of 20 years. Under the terms of the renewal offer if Telecom can successfully negotiate a sale of 5 MHz to an appropriate party, Telecom can renew 15MHz of spectrum. If it does not it will have the right to renew 12.5 MHz. Telecom intends to renew 15 MHz of spectrum and in December 2007 Telecom entered into a conditional sale agreement with NZ Communications for the sale of 5 MHz of spectrum.

In December 2007 Telecom was provisionally confirmed as the successful bidder of 40 MHz of spectrum (the maximum amount it was allowed to acquire) at the Radio Frequency Auction No. 9 that was conducted by Ministry of Economic Development. The 40 MHz of spectrum is made up of two 20 MHz blocks which form a natural pair.

UCLL, UCLL Co-location, and UBA Standard Terms Determinations

Under the amended Telecommunications Act 2001, the Commerce Commission can initiate a process for determining standard terms that will apply to the supply of a regulated service.

In February and March 2007 the Commerce Commission initiated standard terms determination processes for Telecom’s unbundled copper local loop network from Telecom’s exchanges (“UCLL”), UCLL co-location, and unbundled bitstream access (including “naked DSL”) (“UBA”). The Commerce Commission issued its final determinations for these services at the end of last year setting out the standard terms for the supply of these services, including price.

UCLL Backhaul and UBA Backhaul Standard Terms Determinations

In May 2007 the Commerce Commission initiated two further standard terms determination processes for UCLL backhaul and UBA backhaul. Telecom proposed standard terms for these services on 28 September 2007. The Commerce Commission is expected to issue its draft determinations in respect of these services in February 2008. Final determinations are expected in June 2008.

Sub-loop Related Services Standard Terms Determinations

In December last year the Commerce Commission initiated standard terms determination processes for sub-loop related services (unbundled copper local loop from Telecom’s distribution cabinets, backhaul from Telecom’s distribution cabinet to the exchange, and co-location services at Telecom’s distribution cabinets). The Commission has indicated that it intends to hold scoping workshops early 2008, after which Telecom will be required to put forward its proposed standard terms for these services. No further timeframes for these processes have been set at this stage.

Kiwi Share/TSO

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (“TSO”), including the Kiwi Share, to assess its ongoing effectiveness.

The MED has released a discussion paper, seeking comment on a number of issues, including:

•	Details of Telecom’s rural network service performance and investment;

•	The adequacy of the CPI price cap and desirability or price rebalancing;

•	Arrangements to ensure the provision of ubiquitous emergency calling (111) services;

•	The operation of the current funding mechanism; and

•	The desirability and TSO arrangements for a broadband TSO.

The MED asked for comments by 15 October 2007 and Telecom submitted comments on the discussion paper.

The Government has agreed that the Telecommunication Carriers Forum (TCF) consider TSO issues with a view to reporting back to officials with recommendations by 22 February 2008. Telecom and MED officials are participating in that working party.

TSO Cost Calculation

In March 2007 the Commerce Commission released a final assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004.

The TSO cost has been calculated at $63.8 million for this period, $7 million higher than the previous period.

Vodafone appealed the TSO decision, on the basis that the Commission has erred in law by failing to determine the net cost of the TSO correctly and failing to give effect to the purpose of the Act. The appeal was dismissed resulting in the TSO cost remaining as it was calculated by the Commission.

On 9 July 2007, the Commission released its draft determinations for 2004/05 and 2005/06. The TSO cost has been calculated as $71.4m for 2004/05 and $78.3m for 2005/06. The Commission has now advised that it intends to hold a conference in February 2008 on these draft determinations. The final determinations will not be released until after that conference.

Mobile Services Review

In October 2006, the Commission announced that it would launch formal reviews under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location. The Commission has considered whether co-location should be moved from being specified services under the Act (for which the Commission cannot regulate the price) to designated services (for which the Commission can regulate price). The Commission is also considering whether the national roaming service should become a designated service and/or whether to amend the terms of the national roaming service.

On 14 December 2007 the Commission released its final report on co-location which recommended that the price for the co-location service should not be designated. On 21 December the Commission launched a standard terms determination development process to determine the non-price elements of co-location.

The Commission has deferred its final recommendation on roaming until it is clear whether the conditions of the commercial agreement between New Zealand Communications and Vodafone have been satisfied. The Commission expects this to be clear by February 2008.

Commerce Act Investigations

On 21 December 2007 the Commission closed its investigation under section 36 of the Commerce Act into whether Telecom’s broadband pricing and behaviour was anti-competitive. The Commission concluded there was no evidence the pricing and behaviour was anti-competitive. This investigation had been running for four years.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26th December 2007. Judgment has been reserved. We expect a judgment in early 2008.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to streamline pricing at retail and carrier data pricing at Wholesale from 1999 through to the present day. The trial of this matter is expected to take place in mid-2008.

LEGAL PROCEEDINGS

New Zealand

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim up to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. Telecom appealed to the Court of Appeal. In a judgment dated 14 November 2007, the Court of Appeal dismissed Telecom’s appeal. Telecom will not appeal this judgment and will proceed to trial on the substantive claim. Trial is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audiotext business in the late 1990s. The total claim is for approximately US$20 million. The parties are undergoing discovery. Telecom believes it has a strong defence for the majority of the claim. A fixture has been set down for August 2008. These proceedings will be vigorously defended by Telecom.

Telecom has been joined as one of numerous respondents in a leaky buildings claim in the Weathertight Homes Resolution Services (WHRS) relating to a development called “Ellerslie Park”. The claim is that there was a problem with the installation of the external junction boxes. Although the claim against Telecom is small, liability could be joint and several, so there is a remote risk that Telecom, if found liable, could be responsible for the total value of the claim ($4.3 million), rather than just its share, if other parties are no longer in existence. Telecom’s application to strike out the claim was dismissed. There was a technical conference involving technical experts in December 2007 and there will be a hearing to determine technical liability in early 2008. Telecom will defend the claim vigorously.

The Commerce Commission has laid four charges against Telecom under the Fair Trading Act 1986, relating to three incidents where Call Centre Representatives are said to have erroneously made statements that various Telecom products, processes or prices have Commerce Commission approval or endorsement. The maximum penalty for each charge is NZ$200,000. There may also be brand and reputation issues associated with a conviction. The proceedings are in the Wellington District Court. Telecom is defending the charges and hearing is set down for May 2008.

The Commerce Commission has advised that it intends to prosecute Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom has no details yet as to the specific charges to be brought and therefore cannot quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

Technology Patents LLC has issued proceedings in Maryland, USA against Telecom Mobile Limited for alleged breach of a patent relating to international text messaging. It seeks an injunction and damages, as yet unquantified. Telecom considers that the claim is unmeritorious and that the US Court has no jurisdiction in this case, so it intends to take no steps in relation to the proceedings.

All of the above proceedings, which are within New Zealand’s legal jurisdiction, have been commenced in the High Court of New Zealand unless otherwise stated.

Australia

PowerTel Limited is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal by PowerTel of certain product lines from the scope of the dealer agreement between the parties. Pacific Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been quantified by Pacific Union. PowerTel is vigorously defending these proceedings.

Telstra Corporation Limited has commenced proceedings in the High Court of Australia, and is seeking a declaration that the declaration by the ACCC of unbundled local loop service and line sharing service under the Trade Practices Act is constitutionally invalid. PowerTel Limited and Request Broadband Pty Limited, amongst others, are defendants in these proceedings. The Court has heard the case and judgment is awaited.

Telstra Corporation Limited has commenced proceedings in the Federal Court of Australia, and is seeking an order that the final determination made by the ACCC in the line sharing service arbitration be set aside on administrative law grounds. Request Broadband Pty Limited, amongst others, is a defendant in these proceedings. The Court has heard the case and judgment is awaited.

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

Cabinetisation – is shortening of the copper lines to increase the speed broadband can be delivered.

CDMA (Code Division Multiple Access) – A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Stand-alone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) - A nation-wide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks were based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Six months ended 31 December			Variation 2007:2006
(in NZ$ millions, except percentages)	2007	%	2006	%	$	%
Operating revenues

Local service	590	20.9	539	19.1	51	9.5
Calling
National	369	13.1	417	14.8	(48)	(11.5)
International	215	7.6	252	8.9	(37)	(14.7)
Other	22	0.8	24	0.9	(2)	(8.3)

	606	21.4	693	24.6	(87)	(12.6)
Interconnection	90	3.2	96	3.4	(6)	(6.3)
Mobile	433	15.3	456	16.2	(23)	(5.0)
Data	323	11.4	275	9.8	48	17.5
Broadband and internet	266	9.4	240	8.5	26	10.8
IT services	198	7.0	181	6.4	17	9.4
Other operating revenues
Resale	184	6.5	212	7.5	(28)	(13.2)
Equipment	19	0.7	26	0.9	(7)	(26.9)
Miscellaneous other	118	4.2	78	2.8	40	51.3

	321	11.4	316	11.2	5	1.6

Total operating revenues	2,827	100.0	2,796	99.3	31	1.1
Abnormal revenue	—	—	20	0.7	(20)	NM

Total revenue	2,827	100.0	2,816	100.0	11	0.4

Operating expenses
Labour	(437)	(15.5)	(391)	(13.9)	(46)	11.8
Intercarrier costs	(617)	(21.8)	(645)	(22.9)	28	(4.3)
Other operating expenses	(838)	(29.6)	(803)	(28.5)	(35)	4.4

Total operating expenses	(1,892)	(66.9)	(1,839)	(65.3)	(53)	2.9
Abnormal expenses	—	—	(43)	(1.5)	43	NM

Total expenses	(1,892)	(66.9)	(1,882)	(66.8)	(10)	0.5

EBITDA*	935	33.1	934	33.2	1	0.1
Depreciation and amortisation	(361)	(12.8)	(313)	(11.1)	(48)	15.3
Earnings from operations	574	20.3	621	22.1	(47)	(7.6)

Net interest expense	(62)	(2.2)	(133)	(4.7)	71	(53.4)
Share of associates’ losses	(1)	(0.0)	—	—	(1)	NM

Earnings before income tax	511	18.1	488	17.3	23	4.7
Income tax expense	(114)	(4.0)	(89)	(3.2)	(25)	28.1

Net earnings after income tax	397	14.0	399	14.2	(2)	(0.5)
Net earnings from Yellow Pages Group	—	—	55	2.0	(55)	NM

Net earnings for the period	397	14.0	454	16.1	(57)	(12.6)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Six months ended 31 December			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	2,682	2,941	(8.8)	1,369	1,468	(6.7)
Interest income	71	9	NM	12	6	NM
Dividend income	44	—	NM	44	—	NM
Payments to suppliers and employees	(1,893)	(2,055)	(7.9)	(939)	(1,045)	(10.1)
Income tax paid	(32)	(83)	(61.4)	(31)	(78)	(60.3)
Interest paid on debt	(133)	(133)	—	(106)	(94)	12.8

Net operating cash flows	739	679	8.8	349	257	35.8

Sale of property, plant and equipment	1	1	—	—	—	—
Purchase of short-term investments	(7)	(15)	NM	(7)	49	NM
Sale of subsidiary companies	—	27	NM	—	1	NM
Purchase of long-term investments	—	(3)	NM	—	(3)	NM
Repayment of non-current receivables	—	77	NM	—	77	NM
Purchase of property, plant and equipment	(422)	(418)	1.0	(221)	(226)	(2.2)
Capitalised interest paid	(7)	(6)	16.7	(7)	(3)	NM

Net investing cash flows	(435)	(337)	29.1	(235)	(105)	123.8

Proceeds from long-term debt and derivatives	—	376	NM	—	376	NM
Repayment of long-term debt and derivatives	(12)	(242)	(95.0)	—	(96)	(100.0)
Repayment of short-term debt	262	(55)	NM	205	(190)	NM
Capital repurchased	(1,134)	—	NM	(1,134)	—	NM
Dividends paid	(323)	(292)	10.6	(123)	(112)	9.8

Net financing cash flows	(1,207)	(213)	NM	(1,052)	(22)	NM

Net cash flow	(903)	129	NM	(938)	130	NM

NM = Not a Meaningful Comparison